Alliqua Holdings, Inc.

1010 Stony Hill Road, Suite 200

Yardley, Pennsylvania 19067

March 3, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Alliqua Holdings, Inc. Registration Statement on Form S-4 (File No. 333-214559)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Alliqua Holdings, Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-214559), together with all exhibits thereto (collectively, the “Registration Statement”), initially filed with the Commission on November 10, 2016, as further amended on December 22, 2016 and January 25, 2017.

The Company requests the withdrawal of the Registration Statement because the transaction to which it relates to has been terminated.  The Registration Statement sought to register 41,137,535 shares of common stock, par value $0.001 per share, of the Company that would have been issued in connection with the transactions contemplated by the Contribution Agreement and Plan of Merger, dated as of October 5, 2016 (the “Contribution and Merger Agreement”), among the Company, Alliqua BioMedical, Inc., a Delaware Corporation (“Alliqua”), Chesapeake Merger Corp., a Delaware corporation, and Soluble Systems, LLC, a Virginia limited liability company (“Soluble”). On February 27, 2017, Alliqua notified Soluble it was terminating the Contribution and Merger Agreement.  Accordingly, the Company will not proceed with the proposed offering of common shares in connection with the transaction. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that the Registration Statement has not been declared effective by the Commission and no securities have been issued or sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to its parent, Alliqua. It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Rick Werner at Haynes and Boone, LLP at 212-659-4974 or Kristina Trauger at Haynes and Boone, LLP at 713-547-2030.

U.S. Securities and Exchange Commission

March 3, 2017

Sincerely,

Alliqua Holdings, Inc.

By:	/s/ David Johnson
David Johnson
Chief Executive Officer